NAME OF REGISTRANT:
Franklin Asset Allocation Fund
File No. 811-730

EXHIBIT ITEM No. 77I(b): Terms of new or amended securities

The Franklin Asset Allocation Fund currently offers two classes of shares, Class A and Class C. The Franklin Asset Allocation Fund began offering Class C shares on May 1, 1999. The Registrant may offer additional classes of shares in the future. The full title of each class of Franklin Asset Allocation Fund is:

    Franklin Asset Allocation Fund -  Class A
    Franklin Asset Allocation Fund -  Class C

Shares of each class represent proportionate interests in the Registrant's assets. On matters that affect the Registrant as a whole, each class has the same voting and other rights and preferences as any other class. On matters that affect only one class, only shareholders of that class may vote. Each class votes separately on matters affecting only that class, or expressly required to be voted on separately by state or federal law.